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     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 25, 2000

                                                      SEC FILE NO.: 000-
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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   FORM 10-SB

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
                OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                            KEO INTERNATIONAL, INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

                        DELAWARE                                                APPLIED FOR
            (STATE OR OTHER JURISDICTION OF                                   (I.R.S. EMPLOYER
             INCORPORATION OR ORGANIZATION)                                 IDENTIFICATION NO.)

              630 THIRD AVENUE, 5TH FLOOR
                NEW YORK, NEW YORK 10017                                           10017
        (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                                 (ZIP CODE)

                                 (212) 983-6900
               (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

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       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

                                               NAME OF EACH EXCHANGE ON WHICH
TITLE OF EACH CLASS TO BE SO REGISTERED:       EACH CLASS IS TO BE REGISTERED:
         Not Applicable                                Not Applicable

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                                (TITLE OF CLASS)

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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I

FORWARD LOOKING STATEMENTS

     The statements contained in this registration statement on Form 10-SB that are not historical facts are "forward-looking" statements, as such term is defined in the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties. Such forward-looking statements may be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "may," "will," "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy of future operations that involve risks and uncertainties. These "forward-looking" statements include:

     o statements regarding anticipated growth in revenue, gross margins and earnings;

     o statements regarding our current business strategy;

     o our projected sources and uses of cash; and

     o our plans for future development and operations.

     These statements are forward-looking in nature and involve a number of risks and uncertainties. Actual results may differ materially. Among the factors that could cause results to differ materially are:

     o the availability of sufficient capital to finance our business strategy on terms satisfactory to us;

     o competitive factors;

     o changes in labor, equipment and capital costs;

     o changes in regulations affecting our business;

     o future acquisitions or strategic partnerships;

     o general business and economic conditions; and

     o other factors described from time to time in our reports filed with the Securities and Exchange Commission.

     We caution readers not to place undue reliance on any such forward-looking statements, which statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made.

ITEM 1. DESCRIPTION OF BUSINESS

GENERAL

     We are a marketer and distributor of specialty medical equipment. Our primary customer target groups are physicians, hospitals, clinics, and medical schools throughout the world. We currently market and distribute medical imaging systems.

     In May 2000, we acquired our first distribution contract from Com S.A., a French-based company, which Com S.A. will continue to manage under a management agreement between us and Com S.A. Com S.A. has been in business since June 1990 marketing medical imaging systems to physician offices and hospitals throughout the world.

INDUSTRY

     According to a 1999 United States Department of Commerce report, total market demand in France for medical equipment in 1998 was US$3.80 billion and is anticipated to reach US$3.94 billion in 1999 with a 4% annual growth rate from 1999 to 2001. This represented about 5% of the world market. The report also stated that United States

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consumption of medical equipment was 45% of the world consumption, representing approximately US$34 billion. The report stated that the best sales prospects for medical equipment include non-invasive surgery, orthopedic and disposable medical equipment. Furthermore, the strain on public budgets has re- emphasized the importance of the price-quality factor as well as a need for more cost-effective equipment.

     Revenues of the medical products distribution industry are estimated to be growing as a result of a growing and aging population, increased health care awareness, proliferation of medical technology and testing, and expanding third-party insurance coverage. In addition, the physician market is benefitting from the shift of procedures and diagnostic testing from hospitals to alternate sites, particularly physician offices, despite a migration of significantly lower hospital medical product pricing into the physician office market.

     Economic and political forces continue to drive health care cost containment. Successful strategies to control expenses will include minimally invasive procedures which minimize patient trauma, enhance recovery and ultimately reduce medical intervention and lengthy hospital stays. Procedures are needed that help detect diseases at their earliest and most treatable stages. Procedures that have traditionally taken place in an operating room need to be safely and effectively performed in outpatient settings, thereby reducing costs and increasing patient convenience. All these procedures require the ability to see inside the body without using a scalpel. Imaging systems bring into view abnormalities that are only millimeters in size. Specialized equipment allows physicians to evaluate life-threatening cardiac arrhythmias without open heart surgery. Emergency room radiographic units minimize patient trauma.

     These three factors--the growth of the medical equipment market, increasing diagnostic testing and procedures being performed out side the traditional hospital environment, and medical cost containment programs, support what we believe to be a positive economic market for cost-effective medical imaging systems. These systems provide high quality medical care without the costly invasive surgical techniques previously necessary to make routine diagnoses.

OUR STRATEGY

     Our goals are to be a leading distributor and marketer of specialty medical equipment to physicians, hospitals, clinics, and medical schools throughout the world and to enhance operating performance. Our strategy is intended to:

     o increase revenue and market share by capitalizing on our competitive strengths to increase sales to both existing and new customers through our operating strategy; and

     o to expand our core business through our growth strategy.

     The key elements of our strategies are as follows:

  Operating Strategy

     o Offer a broad product line emphasizing exclusive products. We seek to establish exclusive distribution and marketing arrangements for selected medical equipment. We believe that our selling efforts, sales force, and customer base provide manufacturers with a unique sales channel through which to distribute new and existing products and technology that require consultative selling.

     o Enhance selling capabilities. We believe that our sales force is our most valuable corporate asset. We intend to focus not only on the recruitment of sales personnel with superior sales aptitude, but also on the initial and continued development of our sales force. We believe investment in personnel and training will enable us to provide high-quality service to our customers, offer sophisticated product lines, and attract manufacturers that desire a means of rapidly bringing new products and technology to market.

     o Provide Differentiated, High Quality Service. We believe our success will rely on our ability to provide superior customer service--providing our customers timely and accurate information and prompt service.

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  Growth Strategy

     o Form strategic relationships. We believe that we can increase awareness of our products through relationships with other providers of medical products, such as pharmaceuticals.

     o Implement our e-commerce strategy. We intend to develop a business to business presence by delivering sales and information to our customers by the Internet.

     o Expand through acquiring complementary businesses. We intend to aggressively pursue local, regional, and other distributors in markets where we can leverage our sales expertise, expand our geographic coverage, add service and sales competence, and gain market share.

PRODUCTS/SUPPLIERS

  Mecaserto Distribution Agreement

     We have the exclusive right to market and sell certain products manufactured by Macaserto, a France-based manufacturer of medical imaging systems. These products are:

     o SIMICS II

     o PHEBUS SIMULATOR

     o PHEBUS SCANVIEW NT

     The SIMICS II and the Phebus Simulator are medical imaging systems for use in radiation treatment for cancer patients. These systems are designed to efficiently and accurately produce high quality images of the tumor in preparation of radiation treatment. The Phebus Scanview NT is medical imaging system software. The physician determines the location on the patient to be scanned and the software automatically manages the motion of the patient and equipment to produce the images.

     Our exclusive territory extends throughout most of Europe, North and South America and Asia. However, we can not market and distribute competitive products in our exclusive territory. Mecaserto has the exclusive right to distribute its products in France.

     In addition, we have agreed to assist Mecaserto in selling its products in France and to the French government. These services include:

     o assisting with market studies;

     o assisting in seeking new customers and target markets;

     o assisting in preparing cost estimates; and

     o assisting in preparing government contract bids.

     In return for our assistance, Mecaserto has agreed to pay us 2.5% of sales for Mecaserto's products and 5% of sales for spare parts in France and to the French government.

     Our exclusive arrangement, however, is not exclusive of rights that Siemens A.G., one of the world's largest providers of health-care equipment, who has contracted with Mecaserto to market and sell Mecaserto's products that utilizes Siemen's technology.

     Our agreement with Mecaserto terminates on September 22, 2000. The agreement renews annually unless either party elects to terminate the agreement at least six months before the termination date. The agreement also provides for Mecaserto to set periodic sales objectives based on the prior periods' Mecaserto sales.

     Through June 30, 2000, the dollar volume of goods sold to date under the distribution agreement by Com S.A. was approximately FF11 million, or approximately $1.6 million based on the exchange rate of one United States dollar for 6.87 French Francs as of July 5, 2000, which met the sales objectives. We anticipate meeting our sales objectives of FF14 million, which translates to $2.04 million based on the exchange rate, for the six months ending December 31, 2000.

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  Management Agreement

     We have hired Com S.A. to manage the Mecaserto distribution agreement. Under the management agreement, we will pay Com S.A. 20% of the difference between the revenue from derived from the distribution agreement less the costs and expenses with respect to the distribution agreement. In the event we breach the management agreement, Com S.A. may repurchase the Mecaserto distribution agreement by returning to us the 2,831,020 shares of our common stock originally issued to Com S.A.

CUSTOMERS

     Our target customers are physicians, hospitals, clinics, and medical schools. Most of the customers will use the products in their healthcare practice, as opposed to buying the products for resale.

MARKETING AND DISTRIBUTION

     We market to customers through our sales team through a variety of medium including medical trade shows, medical conferences and in-session meetings. We consider our sales team to be our most significant asset.

     Orders are processed by obtaining a written order from a customer. We send the order to the manufacturer who ships directly to the customer. Finally, we bill and collect payment from the customer.

RECRUITMENT AND DEVELOPMENT

     We believe that a talented sales force is important to our success. Accordingly, we intend to invest in recruiting, training and developing these employees. We intend to recruit new sales personnel as we obtain additional distribution contracts and relationships. Our proposed recruitment program includes the following:

     o Recruitment. We intend to develop and implement a recruitment program to help provide us with a source of mobile and committed sales representatives.

     o Technical Service Specialists. We believe that superior customer service is critical to our success. We intend to implement an intensive service training program in which our sales representatives will be participating.

     o Continued Development. We believe that continued development of our sales representatives is important to our success. We encourage our sales representatives to participate in industry-accredited self-study programs. Every sales representative will attend local sales meetings, annual sales and marketing meetings, and key vendor product conferences.

COMPETITION

     We operate in a highly competitive environment. Our principal competitors are the few multi-market medical distributors that are full-line, full-service medical supply companies, most of which are international in scope. These companies have sales representatives competing directly with us, are substantially larger in size, and have substantially greater financial resources than us.

     There are also numerous local dealers that distribute medical equipment within the same market as us. Most local dealers are privately owned and operate with limited product lines. We also compete with manufacturers that sell their products both to distributors or directly to users, including office-based physicians and hospitals.

     Our largest competitor is Siemens, A.G., one of the world's largest providers of health-care equipment, focusing on imaging systems, electromedicine and audiological devices.

     Customers place high value on reliability, ease of doing business and speed. As more healthcare practices consolidate into larger, more geographically spread organizations, we expect that there will be a growing number of large customers that will require their distributor of choice to be able to reliably service many locations.

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REGULATORY MATTERS

  General

     Governments extensively regulate the provision of medical devices. Applicable laws and regulations in jurisdictions where we distribute our products require us to meet various standards relating, among other things, to licensure, personnel, maintenance of proper records, equipment and quality assurance programs.

     We believe that we substantially comply with applicable laws where we distribute our products. However, if a government finds that we have not complied with these laws, then we could be required to change our way of operating jurisdiction, and this could have a negative impact on our business. We believe that the health care services industry will continue to be subject to extensive government regulation. We cannot predict the scope and effect of future regulation on our business.

  United States Law

     For example, the U.S. Federal Food, Drug, and Cosmetic Act generally regulates the manufacture of drug and medical devices shipped in interstate commerce, including such matters as labeling, packaging, storage and handling of such products.

     Under Medicare, Medicaid, and other government-funded health care programs, federal and state governments enforce a federal law called the Anti-Kickback Statute. The Anti-Kickback Statute prohibits any person from offering or paying any type of benefit to another person in exchange for the referral of items or services covered by Medicare, Medicaid or other federally-subsidized program. Remuneration prohibited by the Anti-Kickback Statute includes the payment or transfer of anything of value. Many states also have similar anti-kickback statutes.

     In an effort to combat health care fraud, the Health Insurance Portability and Accountability Act of 1996, also called HIPAA, was enacted to, among other things, broaden the scope of certain fraud and abuse laws, extended criminal penalties for Medicare and Medicaid fraud to other federal health care programs, and expanded the authority of the Office of Inspector General to exclude persons and entities from participating in the Medicare and Medicaid programs. HIPAA also extended the Medicare and Medicaid civil monetary penalty provisions to other federal health care programs, increased the amounts of civil monetary penalties, and established a criminal health care fraud statute.

  French Law

     Under the French healthcare system, virtually the entire population of France is covered by the National Health Program in which both public and private hospitals are subject to government approval for their location, their development and their major medical expenditures. In addition, the French government, like other governments of developed countries, has imposed controls on health expenditures.

  Other Laws

     We are also subject to regulation in the other countries where we market our products. Many of the laws and regulations applicable in such countries are similar to those described above. The national health or social security organizations of certain countries require the products distributed by us to be qualified before they can be marketed in those countries.

     Despite our efforts to meet comply with the laws and regulations of the countries where we market and sell our products and services, a government agency may require us to change our practices. If an agency were to take such a position, it could adversely affect our business.

  Health Care Legislation

     Laws and regulations regarding the sale and distribution of medical equipment and devices in the countries where we market and sell our products are subject to change. We cannot predict what impact, if any, such changes might have on our business. Any new legislation or regulations, or new interpretations of existing

                                       5

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statutes and regulations, governing the manner in which we provide our products and services could have a material impact on our business. In addition, our physician and other health care customers are subject to significant regulation. Any changes to the laws and regulations that impact their practices may have a material adverse impact on our business.

EMPLOYEES


     As of June 30, 2000, we had five employees. All of our operations are non-union.

RISK FACTORS

     We have no operating history or revenues. We are a development-stage enterprise that has no operating history or revenues upon which an evaluation of our business and prospects can be based. We must, therefore, be considered to be subject to all of the risks inherent in the establishment of a new business enterprise, including the weight of prospective development and marketing costs, along with the uncertainties of being able to effectively market our products and services. Our prospects must be considered in light of the risks and delays frequently encountered by new businesses in highly competitive industries. The auditor's report to the financial statements accompanying this Form 10-SB contains a qualification that we may not continue as a going concern. We can not assure you that we will meet our expectations or objectives, that we will generate significant revenues at all, or, if we are able to generate revenues, that we will ever become profitable.

      We may be unable to meet our future capital requirements, which we are likely to be highly dependent upon. Based on our current operating plan, we anticipate that cash generated through revenues will allow us to meet our current cash requirements. Because we believe that it is necessary to build market share rapidly in order to effectively compete in our market, we intend to spend a significant percentage of our working capital on increasing our sales team and expanding our product line. Any inability or delay in closing any required financing is likely to leave us with insufficient cash to meet the requirements of our aggressive budget and impede our ability to pursue our business plan. It may turn out, further, that we require additional funding sooner than anticipated. In addition, development opportunities and other contingencies may arise, which could require additional capital. Any inability to obtain required future financing would likely have a materially adverse effect on our business and could require that we significantly reduce or suspend our operations.

     We may not be able to successfully manage our business or achieve profitability. We expect that our sales and marketing, operations and administrative expenses will increase in the future. As a result, we will need to generate significant revenues to achieve and maintain profitability. We can not assure you that this will occur, or, if it does occur, that any such revenues will be sufficient to pay our expenses, or that any such revenues will continue to grow, or that we will achieve profitability. To do so, we believe that we will need to do the following:

     o Expand our product lines

     o Increase the size of our sales force; and

     o Extend our presence in local markets.

     If revenues grow slower than we anticipate, or operating expenses exceed our expectations or cannot be adjusted accordingly, it is likely to have a materially adverse effect on our business.

     We depend on our exclusive distributorship agreement with Mecaserto. We currently have one distribution agreement--the distribution agreement with Mecaserto. Until we establish distribution agreements with other manufacturers, sales of Mecaserto's products will account for all of our revenues. Furthermore, if we are unable to meet our obligations to Com S.A. under the Management Agreement, Com S.A. has the right to purchase the Mecaserto contract from us by returning to us 2,831,020 shares of our common stock.

     We are dependent on Com S.A. to manage the Mecaserto contract and generate revenues and cash flow in the short term. Until such time that we are able to develop and maintain a sales force, we are dependent on Com S.A. to manage and perform the Mecaserto contract. In addition, all of the revenues and cash flow from operations is dependent on Com S.A. marketing and distributing Mecaserto's products until such time that we have obtained additional distribution contracts with other suppliers. We can not assure that we will be successful in either developing and maintaining a sales force or obtaining additional distribution contracts.

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     One of our key officers is employed by Com S.A. and may have a conflict with us. Claude Delranc, our Executive Vice President and a director, is an employee of Com S.A. Mr. Delranc's affiliation with Com S.A. may conflict with our goals, principally because:

     o Com S.A. will likely continue to do business distributing products for manufacturers other than Mecaserto and the time devoted by Mr. Delranc to our business may be limited by the time spent on the business of Com S.A.; and

     o Com S.A. may have the right to retain the Mecaserto distribution agreement if we should fail to meet our obligations under the Management Agreement with Com S.A.

     Our rate of revenue growth will be adversely affected if we are unable to make future acquisitions. If we are unable to make acquisitions, we may not meet our revenue growth expectations and our business, financial condition, and results of operations could be materially and adversely affected. While we are not currently a party to any agreements or understandings for any material acquisitions, we expect to acquire both domestic and foreign companies as part of our growth strategy. However, we may be unable to continue to identify suitable acquisition candidates. We compete with other companies to acquire businesses that distribute medical equipment and supplies. We expect this competition to continue to increase, making it more difficult to acquire suitable companies on favorable terms.

     Acquisitions may decrease our shareholders' percentage ownership in our company and require us to incur debt. We may issue equity securities in future acquisitions that could be dilutive to our shareholders. We also may incur additional debt and amortization expense related to goodwill and other intangible assets in future acquisitions. This additional debt and amortization expense may reduce significantly our profitability and materially and adversely affect our business, financial condition, and results of operations.

     We may be exposed to product liability claims. Although we do not manufacture products, the manufacture and distribution of medical equipment entails inherent risks of product liability, including claims of defective construction of the medical equipment, defective design of the medical equipment and incorrect instructions in the operation of the equipment. We currently do not maintain product liability insurance. If we were found to be responsible for a products liability claim, our business and operations could be materially adversely effected.

     We need to hire and retain qualified sales representatives to generate
sales growth.    Our ability to retain existing customers and attract new
customers is dependent upon:

     o hiring and developing new sales representatives;

     o adding, through acquisitions, established sales representatives whose existing customers become our customers; and

     o retaining those sales representative.

     An inability to adequately hire or retain sales representatives could limit our ability to expand our business and grow sales.

     Upon the departure of a sales representative, we face the risk of losing the representative's customers. This is particularly a risk where the representative goes to work as a sales representative for a competitor. We have not required our sales representatives to execute a noncompetition agreement as a condition of employment.

     We may become exposed to risks of managing and expanding operations in foreign countries. We intend to expand our operations to serve our target customers globally.

     As we expand internationally, we will need to hire, train and retain qualified personnel in countries where language, cultural or regulatory impediments may exist. We cannot assure you that vendors, physicians or other involved parties in foreign markets will accept our services and business practices. The cost of medical care in many countries is funded by the government, which may significantly impact spending budgets in certain markets. Doing business internationally is subject to inherent risks, including:

     o political and economic instability;

     o difficulties in staffing and managing foreign operations;

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     o difficulties in accounts receivable collection;

     o fluctuating currency exchange rates;

     o costs associated with localizing service offerings in foreign countries;

     o unexpected changes in regulatory requirements;

     o difficulties in the repatriation of earnings; and

     o burdens of complying with a wide variety of foreign laws and labor practices.

     We may not be able to compete successfully with other medical equipment companies. The medical equipment distribution market is very competitive. Our principal competitors are the few full- line and full-service multi-market medical distributors, most of which are international in scope. Many of these companies:

     o have sales representatives competing directly with us;

     o are substantially larger in size; and

     o have substantially greater financial resources than we do.

     We also compete with:

     o local dealers; and

     o certain manufacturers that sell their products both to distributors and directly to users such as office-based physicians.

     Most local dealers are privately owned and operate within limited product lines.

     We face pricing and customer credit quality pressures due to reduced spending budgets by health care providers. The cost of a significant portion of medical care is funded by government and private insurance programs. In recent years, government-imposed limits on reimbursement of hospitals and other health care providers have significantly impacted spending budgets in certain markets within the medical-products industry. In addition, private third-party reimbursement plans are also developing increasingly sophisticated methods of controlling health care costs. Therefore, we cannot assure you that the purchase of our medical products will not be limited or reduced or that we will be able to collect our receivables in a timely manner, if at all. This may adversely affect our future sales and income.

     Our common stock may, and likely will be, subject to the penny stock rules. Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 other than securities registered on certain national securities exchanges or quoted on Nasdaq provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. The rules require that, prior to a transaction in a penny stock not otherwise exempt from the rules, the broker-dealer must:

     o deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market;

     o provide the customer with current bid and offer quotations for the penny stock;

     o disclose the compensation of the broker-dealer and its salesperson in connection with the transaction;

     o provide the customer monthly account statements showing the market value of each penny stock held in the customer's account; and

     o make a special written determination that the penny stock is a suitable investment for the customer and receive the customer's written agreement to the transaction.

     These disclosure requirements may have the effect of reducing the liquidity of penny stocks. If our securities are subject to the penny stock rules, you may find it more difficult to sell your shares of our common stock.

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ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS

     The following discussion contains forward-looking statements involving risks and uncertainties based on our current expectations and the development of our business. All statements in this registration statement related to our intended business plans, prospective financial operations and expected future growth or profitability constitute forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties. Our actual results may differ significantly from those anticipated or expressed in these statements. You should read the following discussion and analysis in conjunction with the audited financial statements (and notes thereto) and other financial information of our company appearing elsewhere in this registration statement for the period from inception to May 31, 2000.

     Our company was formed on April 5, 1999, under the laws of the State of Delaware. We have purchased an Exclusive Sales and Distribution Agreement from Com S.A., a France-based company, to market specialty medical equipment to groups of physicians, hospitals, clinics and medical schools throughout the world. The following is our plan of operation for the next twelve months. Although we were formed in April 5, 1999, we were unable to complete the agreements to begin operations until May 31, 2000. We also entered into a Management Agreement granting Com S.A. the exclusive right to negotiate and execute contracts in our name for the sales, marketing and distribution under the Mecaserto distribution agreement. In consideration for this arrangement, Com S.A. will be paid a management fee of 20% of the cash flow derived under the Mecaserto distribution agreement.

     We are in the developmental stage and, as of May 31, 2000, have not experienced any revenues.

     We have also received money from a limited offering of 2,350,000 shares of our common stock in April 1999, which raised an aggregate of $117,500. The proceeds from the limited offering have been and are being used to pay for our legal and accounting fees in connection with the preparation and filing of our registration statement on Form 10-SB, the preparation and filing of our quarterly reports, and to provide start up capital to begin operations.

     We do not expect to hire any employees or engage the services of any additional independent contractors in the next twelve months unless the number of customers increases to an extent that additional personnel are needed. We anticipate that any additional consultants would be paid a percentage of our sales.

     Although we would like to generate profits, at this stage, it is unlikely we will be able to do so, unless we attract additional distribution arrangements and generate significant revenues.

     Our business for the next twelve months does not include any product research and development other than purchasing and reselling products manufactured by Mecaserto.

     We do not expect to purchase any plant or significant equipment in the next twelve months and we do not own any plant or significant equipment to sell.

     We anticipate that we will continue to operate at a loss for the foreseeable future. Our expenses consist of general and administrative expenses, legal fees and accounting fees.

     Since April, 1999, our management had devoted the majority of its efforts to completing the contracts with Com S.A., obtaining new customers for our products, pursuing and finding a management team to continue the process of completing our marketing goals, and obtaining sufficient working capital through the sale of shares of common stock through a private placement offering. These activities were funded by our management and investments from stockholders.

RESULTS OF OPERATIONS

  Results of Operations for the period from inception, April 5, 1999, to May 31, 2000.

     For the period from inception, April 5, 1999, to May 31, 2000, we had not yet begun operations and had generated no revenues.

     Our general and administrative costs aggregated approximately $37,840 for the period from inception, April 5, 1999, to May 31, 2000 which includes a payment of $26,000 to our Chief Financial Officer, Johanna Bonnier, and an accrual $3,600 for rent due Kaplan Gottbetter & Levenson, LLP for rental of office space and $8,240 in office expense.

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LIQUIDITY AND CAPITAL RESOURCES

     We increased our liquidity through the sale of 2,350,000 shares of common stock offered at $0.05 per share aggregating gross proceeds of $126,000.

     We expended an aggregate of $23,323 in negative cash flows from operations for the period from inception, April 5, 1999, to May 31, 2000, the purchase of computer equipment aggregating $3,464.

Euro Currency Conversion

     The sale of our products will likely be in French Francs. On January 1, 1999, eleven of the fifteen member countries of the European Union established fixed conversion rates between their existing currencies or legal currencies, and one common currency--the euro. The euro now trades on currency exchanges and may be used in business transactions. Beginning in January 2002, new euro-denominated bills and coins will be issued, and legal currencies will be withdrawn from circulation.

     Certain issues arise in the conversion to the euro. These issues include, among others:

     o competitive implications of increased price transparency within European Union countries,

     o changes in currency exchange costs and rate exposures, and

     o continuity of contracts that require payment in a legal currency, and tax implications of the conversion.

     We do not anticipate any significant negative consequences of these issues and do not anticipate that the euro conversion will have a material adverse impact on our financial condition or results of operations.

  Foreign Tax Matters

     We may become subject to income tax laws in each of the countries in which we do business through wholly-owned subsidiaries and through affiliates. We intend to make a comprehensive review of the income tax requirements of our operations, file appropriate returns and make appropriate income tax planning analyses directed toward the minimization of our income tax obligations in these countries.

  Hedging Activities and Foreign Currency Exchange Risks

     We have not in the past, and presently have no plans to hedge our foreign currency risks. We may, however, in the future do so when it is practical and cost effective to do so.

  Inflation

     Inflation has not had a significant impact on our financial condition or results of operations.

  Exchange Controls

     Under current French exchange control regulations, there are no limitations on the amount of cash payments that may be remitted to us from our operations in France. Laws and regulations concerning foreign exchange controls do require, however, that all payments or transfers of funds made by a French resident to a non-resident be handled by an authorized intermediary bank. We do not anticipate any significant negative consequences of these issues or that such exchange controls, as currently in effect, will have a material adverse impact on our financial condition or results of operations.

INCOME TAX

     As of December 31, 1999, we had a tax loss carry-forward of $45,323. Our ability to utilize our tax credit carry-forwards in future years will be subject to an annual limitation pursuant to the "Change in Ownership Rules" under
Section 382 of the Internal Revenue Code of 1986, as amended. However, any annual limitations are not expected to have a material adverse effect on our ability to utilize our tax credit carry-forwards.

     We expect our capital requirements to increase over the next several years as we continue to develop our business, increase sales and administration infrastructure and embark on developing in-house business capabilities and facilities. Our future liquidity and capital funding requirements will depend on numerous factors, including the extent to which our company's present management can fund the continued capital requirements, the costs and timing of expansion of sales, marketing activities, facilities expansion needs, and competition in the business entered into.

     The report of our independent accountants on our December 31, 1999 financial statements contains an explanatory paragraph regarding our ability to continue as an on-going business.

     Because we are in the early stage in our business operations, our revenues are subject to wide variation from quarter to quarter. In addition, we may pursue a strategy of growing through acquisitions. The size and timing of acquisitions will be affected by a number of factors which are hard to predict and many of which are beyond our control. Because of these factors, our results of operations discussed below are unlikely to be an accurate indication of future performance and should be viewed with considerable caution.

ENVIRONMENTAL MATTERS

     We believe we are operating in compliance with all applicable environmental laws and regulations. We do not believe that capital and operating expenditures in order to comply with these laws and regulations are expected to materially affect our business or results of operations.

YEAR 2000 COMPLIANCE

     We did not experience any material interruptions of business as a result of the Year 2000 computer problem.

ITEM 3. DESCRIPTION OF PROPERTY

     We currently maintain our executive and administrative offices at 630 Third Avenue, New York, New York at a monthly rent of $250.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

BENEFICIAL OWNERSHIP


     The following table sets forth information regarding the beneficial ownership of our common stock as of July 19, 2000. The information in this table provides the ownership information for:

     o each person known by us to be the beneficial owner of more than 5% of our common stock;

     o each of our directors;

     o each of our executive officers; and

     o our executive officers, directors and director nominees as a group.

     Beneficial ownership has been determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to the shares. Unless otherwise indicated, the persons named in the table below have sole voting and investment power with respect to the number of shares indicated as beneficially owned by them. There are currently no outstanding options or warrants to purchase any common stock.

NAME AND ADDRESS OF                                                           NUMBER OF SHARES
BENEFICIAL OWNER                                                              BENEFICIALLY OWNED    PERCENTAGE OWNED
---------------------------------------------------------------------------   ------------------    ----------------
Com S.A.(1) ...............................................................        2,831,020               51%
  60 Rue de Londres
  Paris, France 75 008

Olivier Halimi(1)(2) ......................................................        3,031,020               55%
  200 East 65th St., #21-A
  New York, New York 10021

Viking Investment Group II, Inc. ..........................................          420,000                8%
  3533 W Fairview St.
  Miami, Florida 33133

Johanna Bonnier ...........................................................          150,000                3%
  8 Rue Curie
  Rueil Malmaison, France 92500

Ralph Brown ...............................................................                0                0%
  181 University Avenue
  Suite 2200
  Toronto, Ontario, Canada M5H 3M7

Claude Delranc ............................................................                0                0%
  60 Rue de Londres
  Paris, France 75 008

All Executive Officers and                                                           150,000                3%
  Directors as a Group (3 persons).........................................

------------------

(1) Com S.A. is the record and beneficial owner of 2,831,020 shares of our common stock, but has entered into a voting agreement with Olivier Halimi. The voting agreement provides that Com S.A. shall vote its shares as Mr. Halimi instructs. See "Security Ownership of Certain Beneficial Owners and Management--Change of Control".

(2) Mr. Halimi is the record and beneficial owner of 200,000 shares of common stock. Mr. Halimi also has the right to vote the 2,831,020 shares of our common stock owned by Com S.A. See "Security Ownership of Certain Beneficial Owners and Management--Change of Control".

CHANGE IN CONTROL

     Com S.A. has entered into a voting agreement, simultaneous with the closing of the acquisition of Com S.A., with Olivier Halimi, one of our shareholders, to vote all of the shares of our common stock owned by Com S.A. as Mr. Halimi directs. The voting agreement terminates on the earlier of the May 31, 2010 or when Com S.A. is the beneficial and record owner of less than 25% of our outstanding common stock. Olivier Halimi is the brother of Philippe Halimi, the President of Com S.A.

     This voting agreement gives Mr. Halimi voting power over approximately 51% of our voting shares which would give him control over the outcome of matters submitted to the stockholders for approval, including the election of our directors, and, as a result, have control over our board of directors and significant influence over our affairs and management.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND OFFICERS

     The members of our board of directors and our executive officers, together with their respective ages and certain biographical information are as set forth below. Our officers are elected by, and serve at the designation and appointment of, the board of directors.

NAME                                                    AGE                         POSITION
-----------------------------------------------------   ---   -----------------------------------------------------
Ralph Brown..........................................   67    Chairman, President and Chief Executive Officer
Claude Delranc.......................................   57    Director and Exec. Vice President
Johanna Bonnier......................................   27    Director and Chief Financial Officer

BIOGRAPHIES

     Ralph Brown was appointed our Chairman, President and Chief Executive Officer in July 2000. Since 1959 Mr. Brown has been practicing law in Toronto, Canada.

      Claude Delranc was appointed as our Executive Vice President and a Director in May 2000. He is currently a sales representative of Com S.A. Prior to joining Com S.A., Mr. Delranc was with IBM where he most recently served as sales engineer. Mr. Delranc has a degree in Computer Science and Corporate Management from Ecole Nationale de Commerce de Paris (Business School in Paris).

     Johanna Bonnier has been our Chief Financial Officer and a director since April 1999. From April 1999 through May 2000, she was also our President and Chief Financial Officer. From September 1997 through March 1999, she has been an assistant accountant for DMI, a wholesale jeweler. From June 1996 through September 1997, she has been a sales representative for COMSECO, a manufacturer of cosmetic mannequins for cosmetic companies. In 1992, Ms. Bonnier earned her degree in Medical Reps from CAP SANTE (Medical School in Paris).

     There are no other officers or significant employees. No family relationships exist between the directors and the officers. No legal proceedings have been instituted in the previous five years against any of our directors or officers. We have no knowledge of any legal proceedings against any predecessor director, officer, or promoter.

ITEM 6. EXECUTIVE COMPENSATION

EXECUTIVE OFFICERS' COMPENSATION

     We have not commenced paying any of our officers or directors any salary or fees. Ralph Brown, our President and Chief Executive Officer, will receive Cdn $3,000 per year and will be reimbursed for expenses.

2000 STOCK OPTION PLAN

     We adopted our 2000 Stock Option Plan in May 2000. The plan provides for the grant of options intended to qualify as "incentive stock options", options that are not intended to so qualify or "nonstatutory stock options" and stock appreciation rights. The total number of shares of common stock reserved for issuance under the plan is 1,000,000, subject to adjustment in the event of a stock split, stock dividend, recapitalization or similar capital change, plus an indeterminate number of shares of common stock issuable upon the exercise of "reload options" described below. We have not yet granted any options or stock appreciation rights under the plan.

     The plan is presently administered by our board of directors, which selects the eligible persons to whom options shall be granted, determines the number of shares of common stock subject to each option, the exercise price therefor and the periods during which options are exercisable, interprets the provisions of the plan and, subject to certain limitations, may amend the plan. Each option granted under the plan shall be evidenced by a written agreement between us and the optionee.

     Options may be granted to all employees (including officers) and directors of, and certain consultants and advisors to, us or any subsidiary.

     The exercise price for incentive stock options granted under the plan may not be less than the fair market value of our common stock on the date the option is granted, except for options granted to 10% stockholders which must have an exercise price of not less than 110% of the fair market value of our common stock on the date the option is granted. The exercise price for nonstatutory stock options is determined by the board of directors. Incentive stock options granted under the plan have a maximum term of ten years, except for 10% stockholders who are subject to a maximum term of five years. The term of nonstatutory stock options is determined by the board of directors. Options granted under the plan are not transferable, except by will and the laws of descent and distribution.

     The board of directors may grant options with a reload feature. Optionees granted a reload feature shall receive, contemporaneously with the payment of the option price in common stock, a right to purchase that number of shares of common stock equal to the sum of (i) the number of shares of common stock used to exercise the option, and (ii) with respect to nonstatutory stock options, the number of shares of common stock used to satisfy any tax withholding requirement incident to the exercise of such nonstatutory stock option.

     Also, the plan allows the board of directors to award to an optionee for each common share covered by an option, a related alternate stock appreciation right, permitting the optionee to be paid the appreciation on the option in lieu of exercising the option. The amount of payment to which an optionee shall be entitled upon the exercise of each stock appreciation right shall be the amount, if any, by which the fair market value of a share of common stock on the exercise date exceeds the exercise price per share of the option.

LIMITATION ON LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our certificate of incorporation eliminates the personal liability of directors to our company and our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Section 102 of the Delaware General Corporation Law, provided that this provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to our company or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the Delaware General Corporation Law (with respect to unlawful dividend payments and unlawful stock purchases or redemptions), or (iv) for any transaction from which the director derived an improper personal benefit.

     Additionally, we have included in our certificate of incorporation and our bylaws provisions to indemnify our directors, officers, employees and agents and to purchase insurance with respect to liability arising out of the performance of their duties as directors, officers, employees and agents as permitted by
Section 145 of the Delaware General Corporation Law. The Delaware General Corporation Law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors, officers, employees and agents may be entitled under our bylaws, any agreement, vote of stockholders or otherwise.

     The effect of the foregoing is to require our company, to the extent permitted by law, to indemnify the officers, directors, employees and agents of our company for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of our company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

OPTION/SAR GRANTS

     We have not granted any options or stock appreciation rights during the last fiscal year.

AGGREGATE OPTION/SAR EXERCISES

     No stock options or stock appreciation rights have been exercised in the last fiscal year.

LONG TERM INCENTIVE PLAN AWARDS

     No long term incentive plans have been awarded.

COMPENSATION OF DIRECTORS

     No salary or regular compensation is paid to our directors. Our directors are entitled to reimbursement of out of pocket expenses incurred in connection with their duties as directors. To date, no such expenses have been requested or paid.

EMPLOYMENT CONTRACTS

     We do not have written employment contracts with any of our officers or employees. We have agreed to pay Ralph Brown, our President and Chief Executive Officer Cdn $3,000 per year.

REPORT ON REPRICING OF OPTIONS/SARS

     No options or stock appreciation rights have been granted.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

ACQUISITION OF MECASERTO CONTRACT

     On May 31, 2000, we acquired the Mecaserto distribution agreement from Com S.A., a French Societe Anonyme, for 2,831,020 shares of common stock resulting in Com S.A. owning 51% of our outstanding common stock. We have also hired Com S.A. to manage the Mecaserto contract. Under the management agreement, we will pay Com S.A. 20% of the difference between the revenue from derived from the Mecaserto contract less the costs and expenses with respect to the Mecaserto contract. In the event we breach the management agreement, Com S.A. may repurchase the Mecaserto contract by returning to us the 2,831,020 shares of our common stock originally issued to Com S.A.

     Claude Delranc, our Executive Vice President and a director, is also an employee of Com S.A.

     Com S.A. has entered into a voting agreement, simultaneous with the closing of the acquisition of Com S.A., with Olivier Halimi, one of our shareholders, to vote all of the shares of our common stock owned by Com S.A. as Mr. Halimi directs. The voting agreement terminates on the earlier of the May 31, 2010 or when Com S.A. is the beneficial and record owner of less than 25% of our outstanding common stock. Olivier Halimi is the brother of Philippe Halimi, the President of Com S.A.

     This voting agreement gives Mr. Halimi voting power over approximately 51% of our voting shares which would give him control over the outcome of matters submitted to the stockholders for approval, including the election of our directors, and, as a result, have control over our board of directors and significant influence over our affairs and management.

INITIAL FINANCING

     In April 1999, we raised approximately $126,000 in a private placement by issuing an aggregate of 2,520,000 of shares of common stock to various investors, including certain members of our board of directors.

     We believe that the terms of the above transactions are commercially reasonable and no less favorable to our company than we could have obtained from an unaffiliated third party on an arm's length basis. To the extent our company may enter into any agreements with related parties in the future, our board of directors has determined that such agreements must be on similar terms.

ITEM 8. DESCRIPTION OF SECURITIES

     Our authorized capital stock currently consists of 25,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, the rights and preferences of which may be established from time to time by our Board of directors. There are 5,551,020 shares of our common stock issued and outstanding, no shares of preferred stock outstanding, and no other securities, including without limitation any convertible securities, options, warrants, promissory notes or debentures outstanding.

     The description of our securities contained herein is a summary only and may be exclusive of certain information that may be important to you. For more complete information, you should read our Certificate of Incorporation and its restatements, together with our corporate bylaws.

COMMON STOCK

     Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any shares of preferred stock outstanding at the time, holders of our common stock are entitled to receive dividends ratably, if any, as may be declared from time to time by our board of directors out of funds legally available therefor.

     Upon the liquidation, dissolution or winding up of our company, the holders of our common stock are entitled to receive ratably, our net assets available after the payment of

     o all secured liabilities, including any then outstanding secured debt securities which we may have issued as of such time;

     o all unsecured liabilities, including any then unsecured outstanding secured debt securities which we may have issued as of such time; and

     o all liquidation preferences on any then outstanding preferred stock.

     Holders of our common stock have no preemptive, subscription, redemption or conversion rights, and there are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of our common stock are duly authorized, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

PREFERRED STOCK

     Our board of directors is authorized, without further stockholder approval, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, and to fix the number of shares constituting any series and the designations of these series. These shares may have rights senior to our common stock. The issuance of preferred stock may have the effect of delaying or preventing a change in control of us. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of the holders of our common stock.

     At present, we have no plans to issue any shares of our preferred stock.

DELAWARE ANTI-TAKEOVER LAW

     If we become listed on a national stock exchange or the Nasdaq Stock Market or have a class of voting stock held by more than 2000 record holders, we will be governed by the provisions of Section 203 of the General Corporation Law of Delaware. In general, such law prohibits a Delaware public corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless it is approved in a prescribed manner.

     As a result of Section 203 of the General Corporation Law of Delaware, any potential acquirers may be discouraged from attempting to acquire us, thereby possibly depriving holders of our securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices pursuant to such transactions.

COM S.A. VOTING AGREEMENT

     Com S.A. the record and beneficial owner of 2,831,020 shares of common stock, has entered into a voting agreement, with Olivier Halimi, one of our shareholders, to vote all of the shares of our common stock owned by Com S.A. as Mr. Halimi directs. This effectively gives Mr. Halimi voting power over 50% of our voting shares which gives him control over the outcome of matters submitted to the stockholders for approval, including the election of our directors, and, as a result, have control over our affairs and management. The voting agreement terminates on the earlier of the May 31, 2010 or when Com S.A. is the beneficial and record owner of less than 25% of our outstanding common stock. Olivier Halimi is the brother of Philippe Halimi, the President of Com S.A.

                                    PART II

ITEM 1. MARKET PRICE OF DIVIDENDS ON OUR COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATION

     There is no public trading market on which our common stock is traded. We will file a Form 211 with the National Association of Securities Dealers in order to allow the quotation of our common stock on the Bulletin Board. Of the 5,551,020 issued and outstanding shares of common stock, 350,000 are owned by our directors and executive officers, which are not freely tradeable unless registered under the Securities Act or until three months after such executive officer or director resigns his or her position and all other requirements of Rule 144 are met. The 2,831,020 shares of common stock held by Com S.A. are not freely tradeable unless registered under the Securities Act or until after May 31, 2001 and three months after Com S.A. no longer owns a controlling interest in our company and all other requirements imposed by Rule 144 are met. 1,850,000 of shares of common stock may trade on the Bulletin Board under the symbol "KEOI", if available. 520,000 shares of common stock held by certain investors issued under Rule 506 can be sold immediately pursuant to Rule 144 after satisfying all other requirements imposed by Rule 144.

HOLDERS

     There are approximately 39 record holders of our common stock.

DIVIDENDS

     As of the date hereof, no cash dividends have been declared on our common stock. Subject to the prior rights of any series of preferred stock which may from time to time be outstanding, if any, holders of common stock are entitled to receive ratably, dividends when, as, and if declared by our Board of Directors out of funds legally available therefor. Under Delaware law, we may only pay dividends out of capital and surplus, or out of certain enumerated retained earnings. The payment of dividends on our common stock is, therefore, subject to the availability of capital and surplus or retained earnings as provided under Delaware law.

ITEM 2. LEGAL PROCEEDINGS

     We are not a party to any pending legal proceeding, nor is our property the subject of any pending legal proceeding, that is not routine litigation that is incidental to its business. It may be noted that many aspects of our business will involve substantial risks of liability, including exposure to substantial liability under various products liability laws in connection with possible defects in the products we market and distribute. We currently do not maintain products liability insurance to protect against such risks.

ITEM 3. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     In April 1999, we issued 200,000 shares of our common stock, to Johanna Bonnier for agreeing to serve as an officer and director of our company. The issuance was exempt pursuant to Rule 506 of Regulation D promulgated under the Act.

     In April 1999, we offered and sold 2,000,000 shares of our common stock, at a price of $0.05 per share, aggregating $100,000, pursuant to Rule 504 of Regulation D promulgated under the Act.

     In April 1999, we offered and sold 520,000 shares of our common stock, at a price of $0.05 per share, aggregating $26,000, pursuant to Rule 506 of Regulation D promulgated under the Act.

     On May 31, 2000, we entered into an acquisition agreement with Com, S.A. to purchase the Mecaserto contract from Com, S.A., in exchange for 2,831,020 shares of our common stock. The shares of common stock issued to Com S.A. were issued pursuant to an exemption from the registration requirements of the Securities Act pursuant to Section 4(2).

ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Our certificate of incorporation and bylaws contain provisions eliminating the personal liability of each of our directors to our company and our stockholders for certain breaches of his or her fiduciary duty of care as a director. This provision does not, however, eliminate or limit the personal liability of a director:

     o for any breach of such director's duty of loyalty to us or our stockholders;

     o for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     o under Delaware statutory provisions making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock repurchases or redemptions; or

     o for any transaction from which the director derived an improper personal benefit.

     This provision offers persons who serve on the Board of Directors of our company protection against awards of monetary damages resulting from breaches of their duty of care (except as indicated above), including grossly negligent business decisions made in connection with takeover proposals for our company. As a result of this provision, our ability or one of our stockholders to successfully prosecute an action against a director for a breach of his duty of care has been limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. The Securities and Exchange Commission has taken the position that the provision will have no effect on claims arising under the federal securities laws.

     In addition, the certificate and bylaws provide mandatory indemnification rights, subject to limited exceptions, to any person who was or is party or is threatened to be made a party to any threatened, pending or contemplated action, suit or proceeding by reason of the fact that such person is or was a director or officer of our company, or is or was serving at the request of our company as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Such indemnification rights include reimbursement for expenses incurred by such person in advance of the final disposition of such proceeding in accordance with the applicable provisions of the Delaware General Corporation Law.

     We have also entered into indemnification agreements with each of our directors and executive officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification in our certificate of incorporation and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

     We currently do not have liability insurance for its officers and directors, but we may obtain such insurance in the future.

                                    PART F/S

     Our consolidated financial statements as of December 31, 1999 and for the period from April 5, 1999 (inception) to December 31, 1999, and the independent auditor's report of Thomas P. Monahan, independent certified public accountant, with respect thereto, and our consolidated unaudited financial statements and related footnotes for the five months ending May 31, 2000 appear on pages F-1 to F-9 of this Form 10-SB.

                                    PART III

ITEM 1. INDEX TO EXHIBIT


 EXHIBIT
   NO.       DESCRIPTION
----------   --------------------------------------------------------------------------------------------
    3.1       --   Certificate of Incorporation of Registrant
    3.2       --   Bylaws
   10.1       --   Asset Purchase Agreement dated May 31, 2000 between Keo International, Inc. Valurex
                   S.A., Comsa Acquisition Corp., and Com S.A.
   10.2       --   Management Agreement dated May 31, 2000 between Keo International, Inc., Comsa
                   Acquisition Corp., and Com S.A.
   10.3       --   Exclusive Distribution and Marketing Agreement between Mecaserto and Com S.A., as amended
   10.4       --   Stock Option Plan
   10.5       --   Indemnification Agreement--Ralph Brown
   10.6       --   Indemnification Agreement--Joanna Bonnier
   10.7       --   Indemnification Agreement--Claude Delranc
   10.8       --   Voting and Shareholders Agreement dated as of May 31, 2000 by and between Mr. Olivier
                   Halimi and Com S.A.
   21         --   List of Subsidiaries
   27         --   Financial Data Schedule

                                   SIGNATURES

     IN ACCORDANCE WITH SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, HEREUNTO DULY AUTHORIZED.

                                          KEO INTERNATIONAL, INC.


Date: July 19, 2000                       By:    /s/ RALPH BROWN
                                              ------------------------
                                                     Ralph Brown
                                                      President

                               THOMAS P. MONAHAN
                          CERTIFIED PUBLIC ACCOUNTANT
                              208 LEXINGTON AVENUE
                           PATERSON, NEW JERSEY 07502
                                 (973) 790-8775
                               FAX (973) 790-8845

To The Board of Directors and Shareholders of Keo International, Inc. (a development stage company)

     I have audited the accompanying consolidated balance sheet of Keo International, Inc. (a development stage company) as of December 31, 1999 and the related consolidated statements of operations, cash flows and shareholders' equity for the period from inception, April 5, 1999, to December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Keo International, Inc. (a development stage company) as of December 31, 1999 and the consolidated results of its operations, shareholders equity and cash flows for the period from inception, April 5, 1999 to December 31, 1999 in conformity with generally accepted accounting principles.

     The accompanying consolidated financial statements have been prepared assuming that Keo International, Inc. (a development stage company) will continue as a going concern. As more fully described in Note 2, the Company has incurred operating losses since the date of reorganization and requires additional capital to continue operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are described in Note 2. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of Keo International, Inc. (a development stage company) to continue as a going concern.

Thomas P. Monahan, CPA
June 10, 2000
Paterson, New Jersey

                            KEO INTERNATIONAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                           CONSOLIDATED BALANCE SHEET

                                                                                                           MAY 31,
                                                                                         DECEMBER 31,       2000
                                                                                            1999         (UNAUDITED)
                                                                                         ------------    -----------

                                        ASSETS

Current assets:
  Cash................................................................................     $ 66,801       $  42,384
                                                                                           --------       ---------
  Total current assets................................................................       66,801          42,384

Fixed assets..........................................................................                        3,464
Other assets
  Distribution agreement..............................................................                      141,551
                                                                                           --------       ---------
Total other assets....................................................................                      141,551
                                                                                           --------       ---------
Total assets..........................................................................     $ 66,801       $ 187,399
                                                                                           ========       =========

                         LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accrued expenses....................................................................     $ 18,064       $   3,500
                                                                                           --------       ---------
  Total current liabilities...........................................................       18,064           3,500
Stockholders' equity
  Common Stock authorized 25,000,000 shares, $0.001 par value each. At December 31,
     1999 and May 31, 2000, there are 2,720,000 and 5,551,020 respectively shares
     outstanding......................................................................        2,720           5,551
Additional paid in capital............................................................       84,951         223,671
Deficit accumulated during the development stage......................................      (38,934)        (45,323)
                                                                                           --------       ---------
Total stockholders' equity............................................................       48,737         183,899
                                                                                           --------       ---------
Total liabilities and stockholders' equity............................................     $ 66,801       $ 187,399
                                                                                           ========       =========

                See accompanying notes to financial statements.

                            KEO INTERNATIONAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                           FOR THE PERIOD                              FOR THE PERIOD
                                                           FROM INCEPTION,         FOR THE FIVE        FROM INCEPTION,
                                                           APRIL 5, 1999 TO        MONTHS ENDED        APRIL 5, 1999
                                                           DECEMBER 31, 1999       MAY 31, 2000        TO MAY 31, 2000
                                                           --------------------    ----------------    --------------------
                                                                                     (UNAUDITED)           (UNAUDITED)
Revenue.................................................         $      0              $      0              $      0
Costs of goods sold.....................................                0                     0                     0
                                                                 --------              --------              --------
Gross profit............................................                0                     0                     0
Operations:
  General and administrative............................           30,867                 6,973                37,840
  Non cash expenses-consulting fees.....................           10,000                     0                10,000
  Depreciation and amortization.........................                0                     0                     0
                                                                 --------              --------              --------
     Total expense......................................           40,867                 6,973                47,840
Loss from operations....................................          (40,867)               (6,973)              (47,840)
Other income:
  Interest income.......................................            1,933                   584                 2,517
                                                                 --------              --------              --------
     Total other income.................................            1,933                   584                 2,517
Net income (loss).......................................         $(38,934)             $ (6,389)             $(45,323)
                                                                 ========              ========              ========
Net income (loss) per share--basic......................         $  (0.02)             $  (0.00)
Number of shares outstanding--basic.....................        2,040,000             2,837,959

                See accompanying notes to financial statements.

                            KEO INTERNATIONAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                                       FOR THE PERIOD
                                                                      FOR THE YEAR    FOR THE YEAR     FROM INCEPTION,
                                                                         ENDED           ENDED        JUNE 7, 1985, TO
                                                                      DECEMBER 31,    DECEMBER 31,      DECEMBER 31,
                                                                         1998            1999              1999
                                                                      ------------    ------------    -----------------
Cash Flows From Operating Activities:
  Net income (loss)................................................     $(38,934)        $(6,389)         $ (45,323)
  Adjustments to reconcile net loss to cash used in operating activities:
     Depreciation:
       Non cash payment of debt....................................        8,500                              8,500
       Non cash expenses--consulting fees..........................       10,000                             10,000
       Accrued expenses............................................       18,064         (14,565)             3,500
                                                                        --------        --------          ---------
Total Cash Flows From Operations...................................       (2,370)        (20,954)           (23,323)
Cash Flows From Financing Activities:
  Sale of common stock net of offering expenses....................       69,171                             69,171
                                                                        --------        --------          ---------
Total Cash Flows From Financing Activities.........................       69,171                             69,171
Cash Flows From Investing Activities:
  Purchase of fixed assets.........................................                       (3,464)            (3,464)
                                                                        --------        --------          ---------
Total Cash Flows From Investing Activities.........................                       (3,464)            (3,464)
Net Increase (Decrease) in Cash....................................       66,801         (24,418)            42,383
Cash Balance Beginning of Period...................................            0          66,801                  0
                                                                        --------        --------          ---------
Cash Balance End of Period.........................................     $ 66,801        $ 42,383          $  42,383
                                                                        ========        ========          =========
Supplemental Disclosure of Cash
  Flow Information
Cash Paid for Interest.............................................                     $      0          $       0
Cash Paid for Income taxes.........................................                     $      0          $       0


                See accompanying notes to financial statements.

                            KEO INTERNATIONAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY

                                                                                                DEFICIT
                                                                                               ACCUMULATED
                                                                                   ADDITIONAL    DURING
                                         PREFERRED  PREFERRED    COMMON    COMMON   PAID IN    DEVELOPMENT
DATE                                       STOCK      STOCK      STOCK     STOCK    CAPITAL      STAGE         TOTAL
--------------------------------------   ---------  ---------  ----------  ------  ----------  -----------    --------
Sale of shares of stock
  through private placement...........                          2,350,000  $2,350  $  115,150                 $117,500
Offering expenses.....................                                             $  (48,329)                 (48,329)
Issuance of shares for legal
  fees................................                            170,000     170       8,330                    8,500
Issuance of shares of stock for
  payment consulting fees.............                            200,000     200       9,800                   10,000
Net loss..............................                                                            (38,934)     (38,394)
                                            ---        ---     ----------  ------  ----------   ---------     --------

Balance
December 31, 1999....................         0        $ 0      2,720,000    2,720     84,951     (38,934)     48,737

Unaudited
Issuance of shares for license
  agreement...........................                          2,831,020   2,831     138,720                  141,551
Net loss..............................                                                             (6,389)      (6,389)
                                            ---        ---     ----------  ------  ----------   ---------     --------
Balance May 31, 2000..................        0        $ 0      5,551,020  $5,551  $  223,671     (45,323)    $183,899
                                            ===        ===     ==========  ======  ==========   =========     ========

                See accompanying notes to financial statements.

                            KEO INTERNATIONAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1999

NOTE 1--ORGANIZATION OF COMPANY AND ISSUANCE OF COMMON STOCK

  a. Creation of the Company

     Keo International, Inc. (the "Company") was formed on April 5, 1999 under the laws of the State of Delaware. The Company is authorized to issue an aggregate of 25,000,000 shares of common stock, $.001 par value each share and 5,000,000 shares of preferred stock, $.001 par value each share.

  b. Description of the Company

     The Company has purchased an Exclusive Sales & Distribution Agreement (the "Distribution Agreement") Com S.A. ("Comsa"), a wholly-owned subsidiary of Valurex S.A., a Societe Anonyme organized under the laws of Luxembourg ("Valurex") through the Company's subsidiary Comsa Acquisition Corp., a Delaware corporation, ("Acquisition") to market specialty medical equipment to groups of physicians, hospitals, clinics and medical schools throughout the world.

  c. Issuance of shares

     In April, 1999, the Company sold an aggregate of 2,350,000 shares of common stock for an aggregate consideration of $117,500 or $0.05 per share less offering expenses of $48,329.

     In April 1999, the Company issued 170,000 shares of common stock to Kaplan Gottbetter & Levenson, LLP in consideration for the payment of legal services valued at $8,500 or $0.05 per share.

     In April 1999, the Company issued 200,000 shares of common stock to Johanna Bonnier in consideration of consulting services valued at $10,000 or $0.05 per share.

     In May, 2000, the Company issued 2,831,020 shares of common stock to Com S.A. ("Comsa"), a wholly-owned subsidiary of Valurex S.A., a Societe Anonyme organized under the laws of Luxembourg ("Valurex") for an Exclusive Sales & Distribution Agreement ("Distribution Agreement") as amended March 22, 1999. The Distribution Agreement was valued at $141,551 or $0.05 per share.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  a. Basis of Financial Statement Presentation

     The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred net losses of $45,323 from inception to May 31, 2000. These factors indicate that the Company's continuation as a going concern is dependent upon its ability to obtain adequate financing. The has completed a private placement with net proceeds of $69,171 and will require additional financing and upon the resources of management to provide the necessary working capital to for the Company to begin marketing products pursuant to the Company's Distribution Agreement agreement. The Company will require substantial additional funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing.

     The consolidated financial statements presented at December 31, 1999 consist of the balance sheet of the Company and its subsidiary as at December 31, 1999 and the consolidated statements of operations, cash flows and members equity for the period from inception, April 5, 1999 to December 31, 1999 for the Company and its subsidiary.

                            KEO INTERNATIONAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                               DECEMBER 31, 1999

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

     The unaudited consolidated financial statements presented at May 31, 2000 consist of the balance sheet of the Company and its subsidiary as at May 31, 2000 and the consolidated statements of operations, cash flows and stockholders equity of the Company and its subsidiary for the five months ended May 31, 2000 and for the period from inception, April 5, 1999, to May 31, 2000.

  b. Cash and cash equivalents

     The Company treats temporary investments with a maturity of less than three months as cash when purchased as cash.

  c. Significant Concentration of Credit Risk

     At December 31, 1999 and May 31, 2000, the Company has concentrated its credit risk by maintaining deposits in several banks. The maximum loss that could have resulted from this risk totaled $-0- and $-0-respectively which represents the excess of the deposit liabilities reported by the banks over the amounts that would have been covered by the federal insurance.

  d. Earnings per share

     Basic earnings per share are calculated on the basis of the weighted average number of common shares outstanding for each period.

  e. Revenue recognition

     Revenue is recognized when products are shipped or services are rendered

  f. Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  g. Unaudited financial information

     In the opinion of Management, the accompanying unaudited consolidated financial statements contain all adjustments (consisting only of normal recurring items) necessary to present fairly the consolidated financial position of the Company and its subsidiary as of May 31, 2000 and the consolidated results of its operations and its cash flows for the five months ended May 31, 2000. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the SEC's rules and regulations of the Securities and Exchange Commission. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year.

NOTE 3--ACQUISITION OF DISTRIBUTION RIGHTS

     In May, 2000 the Company issued 2,831,020 shares of common stock valued at $141,551 to Comsa for the assignment to the Company's subsidiary of a Distribution Agreement originally issued to Comsa to market specialty medical equipment manufactured by Mecaserto throughout the world, excluding France. The contract is for a term of 2 years beginning May 29, 1998 with automatic annual renewal unless either party gives notice of

                            KEO INTERNATIONAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                               DECEMBER 31, 1999

NOTE 3--ACQUISITION OF DISTRIBUTION RIGHTS--(CONTINUED)

termination at least 6 months prior to the end of any renewal year. Marketing and distribution objectives will be defined by the parties every 6 months. The Company has agreed to not manufacture, distribute and/or sell directly any product that could be competitive to the products of this Distribution Agreement.

NOTE 4--RELATED PARTY TRANSACTIONS

  a. Issuance of Shares of Common Stock

     In May, 2000, the Company issued 2,831,020 shares of common stock to Comsa for a Distribution Agreement to market specialty medical equipment manufactured by Mecaserto. The Distribution Agreement was valued at $141,551.

     The Company has issued 200,000 shares of common stock to Johanna Bonnier, President of the Company and Vice President of Acquisition, in consideration for services valued at $10,000 or $0.05 per share.

     Mr. Philippe Halimi, President of Com S.A., has purchased 150,000 shares of common stock through the Company's private placement at $0.05 per share for an aggregate consideration of $7,500.

  b. Management Agreement

     The Company also entered into a Management Agreement to engage Comsa as manager and operator the Distribution Agreement that includes without limitation negotiation and execution of contracts in the name of the Company and Acquisition for the sales, marketing and distribution of products under the Distribution Agreement. In consideration for this arrangement, Comsa will be paid a management fee of 20% of the Cash Flow of Acquisition. Cash Flow means, for any period, all revenues and income of any kind, directly or indirectly derived from the Distribution Agreement less all costs and expenses with respect to the Distribution Agreement for contracts beginning May 31, 2000. The term of this agreement is until the earlier of (a) the termination of the Distribution Agreement or (b) a period of five years, unless earlier terminated.

     As of December 31, 1999 and May 31, 2000, the amount of money paid to Comsa pursuant to this agreement is $-0- and $-0- respectively.

  b. Lease Commitment

     The Company occupies office space on a month-to-month basis for $250 per month from Kaplan Gottbetter & Levenson, LLP, 630 Third Avenue, New York, New York. For the period from inception, April 5, 1999 to December 31, 1999 and for the period from inception, April 5, 1999 to May 31, 2000, the Company has accrued $2,250 and 1,250 respectively.

NOTE 5--PREFERRED STOCK

     The Company is authorized to issue 5,000,000 shares of preferred stock, $.001 par value per share. The board of directors of the Company is granted the power to determine by resolution from time to time the power, preferences, rights, qualifications, restrictions or limitations of the preferred stock.

     At December 31, 1999 and May 31, 2000, the number of preferred shares outstanding was -0-.

NOTE 6--INCOME TAXES

     The Company provides for the tax effects of transactions reported in the financial statements. The provision if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of

                            KEO INTERNATIONAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                               DECEMBER 31, 1999

NOTE 6--INCOME TAXES--(CONTINUED)

assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of May 31, 2000, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company's financial position because the deferred tax asset related to the Company's net operating loss carry forward and was fully offset by a valuation allowance.

     At May 31, 2000, the Company has net operating loss carry forwards for income tax purposes of $45,323. These carry forward losses are available to offset future taxable income, if any, and expire in the year 2010. The Company's utilization of this carry forward against future taxable income may become subject to an annual limitation due to a cumulative change in ownership of the Company of more than 50 percent.

     The components of the net deferred tax asset as of December 31, 1999 are as follows:

Deferred tax asset:
Net operating loss carry forward...............................   $ 15,401
Valuation allowance............................................   $(15,401)
                                                                  --------
Net deferred tax asset.........................................   $      0

     The Company recognized no income tax benefit for the loss generated for the SFAS No. 109 requires that a valuation allowance be provided if it is more likely period from inception, April 5, 1999 to May 31, 2000.

     SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize benefit of its deferred tax asset will depend on the generation of future taxable income. Because the Company has yet to recognize significant revenue from the sale of its products, the Company believes that a full valuation allowance should be provided

NOTE 7--COMMITMENTS AND CONTINGENCIES

  2000 Stock Option Plan

     The Company has adopted an employee stock option plan to induce individuals and eligible entities to advance the interests of the Company. The Company has reserved 1,000,000 shares of common stock.

NOTE 8--DEVELOPMENT STAGE COMPANY

     The Company is considered to be a development stage company with little operating history. The Company is dependent upon the resources of the Company's management and its ability to raise or borrow additional funds to continue to exist. The Company has purchased an exclusive sales and distribution agreement rights to market specialty medical equipment to groups of physicians, hospitals, clinics and medical schools throughout the world and will require additional funds to complete the process of implementing the company's marketing program.

ITEM 1. EXHIBIT INDEX


 EXHIBIT
   NO.       DESCRIPTION
----------   --------------------------------------------------------------------------------------------
    3.1       --   Certificate of Incorporation of Registrant
    3.2       --   Bylaws
   10.1       --   Asset Purchase Agreement dated May 31, 2000 between Keo International, Inc. Valurex
                   S.A., Comsa Acquisition Corp., and Com S.A.
   10.2       --   Management Agreement dated May 31, 2000 between Keo International, Inc., Comsa
                   Acquisition Corp., and Com S.A.
   10.3       --   Exclusive Distribution and Marketing Agreement between Mecaserto and Com S.A., as amended
   10.4       --   Stock Option Plan
   10.5       --   Indemnification Agreement--Ralph Brown
   10.6       --   Indemnification Agreement--Joanna Bonnier
   10.7       --   Indemnification Agreement--Claude Delranc
   10.8       --   Voting and Shareholders Agreement dated as of May 31, 2000 by and between Mr. Olivier
                   Halimi and Com S.A.
   21         --   List of Subsidiaries
   27         --   Financial Data Schedule